UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)          ☒

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

95-3571558
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

700 South Flower Street Suite 500 Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

John C. Hitt, Jr.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois  60603
(312) 845-3000

(Agent for Service)

HARLEY-DAVIDSON MOTORCYCLE TRUST 2009-4

(Exact name of obligor as specified in its charter)

Delaware	38-6888308
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

c/o Wilmington Trust Company 1100 North Market Street Wilmington, DE	19890-1605
(Address of principal executive offices)	(Zip code)

Motorcycle Contract Backed Notes,
Class A-1, Class A-2, Class A-3. Class A-4, Class B and Class C

 (Title of the indenture securities)

Item 1.                                   General information.  Furnish the following information as to the trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS

Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)                                Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.                                   Affiliations with the obligor.  If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.                             List of Exhibits.

1.                                       A copy of the Articles of Association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948); a copy of the First Amendment to the Articles of Association of The Bank of New York Trust Company.

2.                                       A copy of certificate of authority of the trustee to commence business.  (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.                                       A copy of the authorization of the trustee to exercise corporate trust powers.  (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.                                       A copy of the Amended and Restated By-laws of the trustee.  (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948)

5.                                       Not applicable.

6.                                       The consent of the trustee required by Section 321(b) of the Act.  (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948)

7.                                       A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

8.                                       Not applicable.

9.                                       Not applicable.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 25th day of November, 2009.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ David H. Hill
Name: David H. Hill
Title: Senior Associate

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EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION
OF

THE BANK OF NEW YORK TRUST COMPANY, N.A.
700 S. Flower Street, Suite 200
Los Angeles, California  90017

At the close of business September 30, 2009.

THOUSANDS OF DOLLARS
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	1,585
Interest-bearing balances	426
Securities:
Held-to-maturity securities	16
Available-for-sale securities	553,806
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold	83,000
Securities purchased under agreements to resell	-0-
Loans and lease financing receivables:
Loans and leases held for sale	- 0 -
Loans and leases, net of unearned income	- 0 -
LESS: Allowance for loan and lease losses	- 0 -
Loans and leases, net of unearned income and allowance	- 0 -
Trading assets	- 0 -
Premises and fixed assets (including capitalized leases)	10,983
Other real estate owned	- 0 -
Investments in unconsolidated subsidiaries and associated companies	1

THOUSANDS OF DOLLARS
ASSETS
Direct and indirect investment in real estate ventures	- 0 -
Intangible assets:
Goodwill	852,658
Other Intangible Assets	251,145
Other assets	156,398
TOTAL ASSETS	$1,910,218

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CONSOLIDATED REPORT OF CONDITION
OF

THE BANK OF NEW YORK TRUST COMPANY, N.A.
700 S. Flower Street, Suite 200
Los Angeles, California  90017

THOUSANDS OF DOLLARS
LIABILITIES
Deposits:
In domestic offices	1,712
Noninterest-bearing	1,712
Interest-bearing	- 0 -

Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased	- 0 -
Securities sold under agreements to repurchase	- 0 -
Trading liabilities	- 0 -
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	268,691
Subordinated notes and debentures	- 0 -
Other liabilities	198,124
TOTAL LIABILITIES	$468,527

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THOUSANDS OF DOLLARS
EQUITY CAPITAL
Perpetual preferred stock and related surplus	- 0 -
Common stock	1,000
Surplus	1,121,520
Retained earnings	316,907
Accumulated other comprehensive income	2,264
Other equity capital components	- 0 -
Total bank equity capital	$1,441,691
Noncontrolling (minority) interests in consolidated subsidiaries	- 0 -
Total equity capital	$1,441,691
TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$1,910,218

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities.  We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

I, Karen Bayz, Chief Financial Officer
(Name, Title)

of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Director #1	/s/ Troy Kilpatrick	Karen Bayz, CFO	/s/ Karen Bayz
Troy Kilpatrick, President

Director #2	/s/ Frank Sulzberger
Frank Sulzberger, MD

Director #3	/s/ William Lindelof
William Lindelof, MD

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